FORM 3	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
	INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES	OMB Number: 3235-0104 Expires: September 30, 1998 Estimated average burden hours per response 0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

(Print or Type Responses) Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
1. Name and Address of Reporting Person* Stockscape.com Technologies Inc.	2. Date of Event Requiring Statement (Month/Day/Year) February 1, 2002	4. Issuer Name and Ticker or Trading Symbol Vista Gold Corp. (VGZ)
(Last) (First) (Middle) 300 570 Granville Street	3. IRS or Social Security Number of Reporting Person (Voluntary) N/A

5. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

____ ____ Director ___X____ 10% Owner

_________ Officer (give _____ __ Other (specify

title below) below)

_____________________________

6. If Amendment, Date of Original (Month/Day/Year)
(Street) Vancouver, British Columbia, Canada V6C 3P1			7. Individual or Joint/Group Filing (Check Applicable Line) x Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Beneficially Owned
1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Shares (1)	20,000,000	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*If the form is filed by more than one reporting person, see Instruction 5(b)(v). Page 1 of 2 pages

(Over)
Potential persons who are to respond to the collection of information contained in this form are not required	SEC 1473 (7-97)

to respond unless the form displays a currently valid OMB control number.

FORM 3 (continued) Table II - Derivative Securities Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exer- cisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conver- sion or Exercise Price of Derivative Security	5. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares

Explanation of Responses: Page 2 of 2 pages

(1) The Common Shares reported herein were acquired as components of Units, with each Unit consisting of one Common Share and one share purchase warrant. Beneficial ownership is reported at this time only as to the Common Share component. Issuance of shares upon warrant exercise is subject to shareholder approval, which will be sought at the Issuer's Annual and Special General Meeting,

scheduled for April 26, 2002.

Stockscape.com Technologies Inc.

/s/ Andrew F.B. Milligan April 22, 2002

By: Andrew F.B. Milligan Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. President

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient,

See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

SEC 1473 (7-97)